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                           SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     FORM 12b-25


                                                 Commission File Number 0-23252
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                             NOTIFICATION OF LATE FILING

     (Check One):  [XX]Form 10-K   [  ]Form 11-K  [  ]Form 20-F   [  ]Form 10-Q
[  ]Form N-SAR

For Period Ended:  March 31, 1997
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[  ]Transition Report on Form 10-K        [  ]Transition Report on Form 10-Q
[  ]Transition Report on Form 20-F        [  ]Transition Report on Form N-SAR
[  ]Transition Report on Form 11-K

For the Transition Period Ended:
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    Read attached instruction sheet before preparing form. Please print or type

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:

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                          Part I. Registrant Information

Full name of registrant  IGEN International, Inc.
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Former name if applicable

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Address of principal executive office (Street and number)

    16020 Industrial Drive
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City, State and Zip Code  Gaithersburg, Maryland 20877
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                          Part II. Rule 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[XX] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;



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[xx] (b) The subject annual report, semi-annual report, transition report on
         Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c) The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.


                              Part III. Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Additional time will be needed for the Registrant's management, counsel and accountants to complete the preparation and review of the Registrant's Annual Report on Form 10-K.


                        Part IV. Other Information

     (1) Name and telephone number of person to contact in regard to this notification

     George V. Migausky                            301/984-8000
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         (Name)                                (Area Code) (Telephone number)

     (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                [X]  Yes    [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                [X]  Yes    [ ]  No

                               See Attachment

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           IGEN International, Inc.
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                 (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  July 1, 1997           By
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                             Name: George V. Migausky
                                   ----------------------------------------
                             Title: Vice President, Chief Financial Officer
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PART IV, Question (3)
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    The Registrant anticipates that the earnings statement to be reported in the
Form 10-K will contain significant changes from its results of operations between the fiscal years ended March 31, 1997 and 1996. The net loss for fiscal 1997 was $9.9 million ($.66 per share) as compared to a net loss of $7.6 million ($.52 per share) in fiscal 1996. An explanation of these changes in annual results is set forth in the Registrants' press release dated May 14, 1997, announcing fiscal 1997 results, which is attached hereto as an exhibit and incorporated by reference herein.

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                                INDEX TO EXHIBIT

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EXHIBIT NUMBER                           DESCRIPTION                        SEQUENTIALLY NUMBERED PAGE
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1....................  Press Release dated May 14, 1997                                  5
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